July 29, 2009

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 253

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (“Trust”) is Post-Effective Amendment No. 253 to the Trust’s currently effective Registration Statement on Form N-1A relating to the Absolute Opportunities Fund, Absolute Strategies Fund, Beck, Mack & Oliver Global Equity Fund, Merk Asian Currency Fund, Merk Hard Currency Fund and Payson Total Return Fund (each, a “Fund”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to (1) respond to comments provided by the Securities and Exchange Commission staff with respect to the Trust’s Post-Effective Amendment No. 250; (2) combine the prospectuses and statements of additional information of the Merk Asian Currency Fund and Merk Hard Currency Fund; (3) include the Funds’ financial statements for the fiscal year ended March 31, 2009 in the Trust’s Registration Statement; and (4) update other information and make other non-material changes to the Funds’ prospectuses and statements of additional information.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments
cc:  Lina Bhatnagar
Atlantic Fund Administration